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                                                                  EXHIBIT 23.8.3



General Partners
Catawba Club Associates, Limited:


We consent to the use of our reports with respect to the financial statements of Catawba Club Associates, Limited as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 included herein and to the reference to our firm under the heading "Experts" in the prospectus supplement.

Our report dated February 23, 1998, contains an explanatory paragraph that states that the Partnership is not generating sufficient cash flows to meet its maturing debt service requirements, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.




Greenville, South Carolina
March 12, 1999